Viceroy Exploration Ltd.

February 3, 2006

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC
V7Y 1L2

Dear Sirs/Mesdames:

As required by Section 2.2 of National Instrument 54-101, please be advised as follows:

Issuer:	Viceroy Exploration Ltd.
Meeting Type:	Special and General Meeting
CUSIP #:	925621104
Meeting Date:	April 28, 2006
Record Date for Notice:	March 14, 2006
Record Date for Voting:	March 14, 2006
Beneficial Ownership Determination Date:	March 14, 2006
Class of Securities Entitled to Receive Notice:	Common
Class of Securities Entitled to Vote:	Common
Meeting Location:	Vancouver, BC

Yours truly,

VICEROY EXPLORATION LTD.

“Michele A. Jones”

Michele A. Jones
Corporate Secretary

cc:	Ontario Securities Commission	Quebec Securities Commission
	Alberta Securities Commission	Office of the Administrator, New Brunswick
	Saskatchewan Securities Commission	Securities Registry, Northwest Territory
	Newfoundland Securities Commission	Registrar of Securities, Yukon Territory
	Nova Scotia Securities Commission	Nunavut Legal Registry
	Manitoba Securities Commission	The Toronto Stock Exchange
	Registrar of Securities, Prince Edward Island	Price Waterhouse, Attn: Lynda Markwell
	DuMoulin Black, Attn: Corey Dean	Computershare Trust Company of Canada,
Attn: David Cavasin
CDS & Co.

520 - 700 West Pender Street Vancouver, B.C. Canada V6C 1G8
Phone 604.669.4777 Fax 604.696.0212
www.viceroyexploration.com